Exhibit 99.1

COLLPLANT APPOINTS DR. RUTI BEN SHLOMI TO ITS BOARD OF DIRECTORS FOLLOWING CLOSING OF LIGHTSOLVER ACQUISITION

LightSolver Founder and CEO brings deep scientific and entrepreneurial expertise to CollPlant’s Board as the Company advances the commercialization of its newly acquired photonic computing technology

REHOVOT, Israel, September 4, 2026 – CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) today announced the appointment of Dr. Ruti Ben Shlomi, Chief Executive Officer and Co-Founder of LightSolver Ltd. (“LightSolver”), to CollPlant’s Board of Directors, effective immediately following the completion of CollPlant’s acquisition of LightSolver, as announced on September 3, 2026.

LightSolver is pioneering a new generation of high performance computing based on the physics of light. Its proprietary Laser Processing Unit (LPU), an energy-efficient, pure photonic computing platform that uses coupled lasers to perform computation, is designed to accelerate computationally intensive workloads across scientific simulation, engineering, optimization and Physical AI.

“We are delighted to welcome Dr. Ruti Ben Shlomi to CollPlant’s Board of Directors,” said Yehiel Tal, Chairperson and Chief Executive Officer of CollPlant. “Ruti is an accomplished physicist and entrepreneur whose pioneering work in photonic computing has established LightSolver at the forefront of deep-tech innovation. Her deep scientific expertise and entrepreneurial vision will be invaluable to our Board as CollPlant advances LightSolver’s commercialization and builds its position in high-performance and photonic computing.”

Dr. Ruti Ben Shlomi commented, “I am honored to join CollPlant’s Board of Directors as we begin this next chapter. The completion of this transaction creates an important opportunity to accelerate LightSolver’s transition from technology validation to commercialization and help establish photonic computing as a new computing layer for some of the world’s most demanding computational workloads. I look forward to working closely with the Board and executive team to as we advance this next phase of LightSolver’s development and create long-term value for our shareholders.”

Dr. Ruti Ben Shlomi is the CEO and Co-Founder of LightSolver. She is an expert physicist with over 15 years of experience spanning quantum, atomic, and molecular physics, photonic computing and technology leadership. Prior to co-founding LightSolver in 2020, Dr. Ben Shlomi conducted groundbreaking research at the Weizmann Institute of Science, where she built ultra-cold atom and cold ion systems to study complex quantum signatures. Earlier in her career, she served as a process engineer at Intel Corporation.

Dr. Ben Shlomi holds a Ph.D. in Quantum and Atomic/Molecular Physics from the Weizmann Institute of Science, an M.Sc. in Physics from Ben-Gurion University of the Negev, and a B.Sc. in Biophysics from Bar-Ilan University.

About CollPlant

CollPlant is a pioneering technology company operating at the forefront of both regenerative medicine and advanced high-performance computing. Following the strategic acquisition of LightSolver, CollPlant has expanded its footprint into the deep-tech sector, integrating a proprietary all-optical computing architecture known as the Laser Processing Unit (LPU). This bold diversification positions the Company to address some of the world’s most computationally intensive workloads across aerospace, defense, and Physical AI, while continuing to drive its core biotech innovations.

In the healthcare sector, CollPlant is ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair, and medical aesthetics. The Company’s products are based on its recombinant human collagen produced with CollPlant’s proprietary plant-based genetic engineering technology, addressing indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

For more information about CollPlant, visit www.CollPlant.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the acquisition of LightSolver by CollPlant; the anticipated benefits, strategic rationale and growth opportunities arising from the transaction; LightSolver becoming a subsidiary of CollPlant; the future development, commercialization and market adoption of LightSolver’s Laser Processing Unit (LPU) technology; and the future prospects, business plans and growth strategies of CollPlant, LightSolver and the combined business. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: the ability of the parties to satisfy the conditions to closing the transaction and consummate the transaction on the anticipated timeline or at all; the risk that the anticipated benefits of the transaction are not realized, or are not realized within the expected timeframe; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact Information:

CollPlant

Eran Rotem, Deputy CEO & CFO

Email: Eran@collplant.com

Tel: +972.73.232.5600

LightSolver Ltd.

Dr. Ruti Ben Shlomi, Founder & CEO

Email: Ruti@lightsolver.com